UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-13251

GENERAL REVENUE CORPORATION 401(K)

AND PROFIT SHARING PLAN

(Full title of the Plan)

SLM CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(address of principal executive office of the issuer)

General Revenue Corporation

401(k) and Profit Sharing Plan

Contents

December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

General Revenue Corporation 401(k) and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the General Revenue Corporation 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 24, 2004

General Revenue Corporation 401(k)

and Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	2003	2002
Assets
Interest in Sallie Mae 401(k) Savings Plan Master Trust	$4,076,083	$2,875,785
Employer Contributions Receivable	203,070	102,404

Net assets available for benefits	$4,279,153	$2,978,189

The accompanying notes are an integral part of these financial statements.

General Revenue Corporation 401(k)

and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Interest in Sallie Mae 401(k) Savings Plan Master Trust Interest Income	$672,576
Contributions:
Participant	578,168
Employer	188,758
Rollover	75,406

842,332

Total additions	1,514,908

Deductions:
Deductions from net assets attributed to benefits paid to participants	213,944

Total deductions	213,944

Net increase	1,300,964
Net assets available for benefits:
Beginning of year	2,978,189

End of year	$4,279,153

The accompanying notes are an integral part of these financial statements.

General Revenue Corporation

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Plan Description

General

The General Revenue Corporation 401(k) and Profit Sharing Plan (the “Plan”) was first adopted on July 1, 1984 for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of General Revenue Corporation (the “Company” or the “Employer”), a wholly owned subsidiary of SLM Corporation, who have completed 3 months of service and have attained the age of 21.

Contributions and Vesting

Participants may contribute between 1 percent and 15 percent of their eligible compensation for the contribution period up to the Internal Revenue Service maximum of $12,000 in 2003. The plan allows participants who have attained age 50 to make additional contributions up to the IRS maximum of $2,000 for 2003. Participants may also contribute amounts rolled over from qualified employer plans in which they had previously participated.

After 1,000 hours of service and employment as of the last day of the Plan year, the Employer may make a discretionary contribution at the end of the Plan year. The Employer contribution is not to exceed 100% of the first 6% of Participant compensation contributed as an elective deferral. If the Plan becomes top heavy in any plan year, the Employer may be required to make a contribution, which is allocated to certain Participants’ accounts. Employer contributions not yet vested at termination of employment are forfeited by Participants and reduce the Employer’s future contribution. During 2003, Employer contributions were reduced by $14,763 from forfeited nonvested accounts. Unused forfeitures at December 31, 2003 and 2002 were $16,857 and $12,883, respectively, which will be used to offset future Employer contributions.

Participants vest fully upon death, total disability, attainment of age 65 or upon termination of the Plan by the Employer. Participants vest in Employer contributions and earnings thereon in accordance with the following schedule:

Vesting Percentage
Two but less than three years of service	20%
Three but less than four years of service	40%
Four but less than five years of service	60%
Five but less than six years of service	80%
Six years of service	100%

Other Contributions

The Plan also allows for a profit sharing contribution, whereby the Company will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2003. Distributions from profit sharing contributions amounted to $26,062 during 2003.

General Revenue Corporation

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Participant loans

Participants may borrow from their fund accounts starting at a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Participants may only have one loan outstanding at any time. The term of the loan shall be a minimum of five years, except in the case of a loan that is used for the Participant’s principal residence, which must be repaid over thirty years. The loans are secured by the balance in the Participant’s account and bear interest at the prime rate at the time of loan origination. Principal and interest is paid through bi-weekly payroll deduction.

Investment elections

Fidelity Management Trust Company (“Fidelity”) is the Plan trustee and recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Sallie Mae 401(k) Savings Plan Investment Committee. The Plan offered various mutual funds, an employer stock fund, a money market fund and a self-directed brokerage option. Under the self-directed brokerage option, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, Participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Participant accounts

Each Participant’s account is credited with the Participant’s and Company’s contributions and their portion of the Plan’s earnings (losses). Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, or upon reaching age 59 1/2. Distributions shall be made by a lump sum payment, reduced by the outstanding balance of any loan not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits as a component of investment income/(loss). The Employer bears the remaining cost of Plan administration, except for commissions associated with common stock purchases and sales.

Plan administration

Members of the Sallie Mae 401(k) Savings Plan and Investment Committees and Trustees of the Plan are appointed by the Board of Directors of the Employer. Three officers of the Employer presently serve as Sallie Mae 401(k) Savings Plan and Investment Committees members. The Plan pays no compensation for their services.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Investments held by the Sallie Mae 401(k) Savings Plan Master Trust (the “Master Trust”) consist of various mutual funds, an employer stock fund, a money market fund and a self-directed brokerage option. Money market funds are carried at

General Revenue Corporation

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds are determined based on the net asset value for shares held by the Plan. Loans to participants are carried at cost, which approximates fair value.

The Master Trust information in Note 4 presents the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risks and uncertainties

The Plan, through the Master Trust, provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of the investment securities and risks in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year classifications.

3.	Investments

The individual investment representing 5 percent or more of the fair value of net assets available for benefits is the interest in the Master Trust which was $4,076,083 and $2,875,785 at December 31, 2003 and 2002, respectively.

4.	Investment in Master Trust

At December 31, 2003 and 2002, the Plan’s investment assets were held in a trust account with the Trustee and consist of an interest in the Master Trust. The Master Trust also includes the investment assets of the Sallie Mae 401(k) Savings Plan and the Pioneer Credit Recovery, Inc. 401(k) Plan, both defined contribution retirement plans.

General Revenue Corporation

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

The Master Trust was composed of the following investments, at fair value at December 31, 2003 and 2002:

	2003	2002
Mutual Funds	$182,545,084	$131,442,547
Sallie Mae Stock Fund	48,959,428	42,495,422
Money Market Funds	28,319,447	30,962,195
Common Stock/Preferred Stock	4,571,061	2,434,741
Corporate Bonds	469,875	467,652
Participant Loans	6,230,530	5,196,175

Total Master Trust Assets	$271,095,425	$212,998,732

The net investment income of the Master Trust for the years ended December 31, 2003 and 2002 is summarized as follows:

2003
Dividends	3,449,581
Interest	313,348
Net Appreciation in fair value of
Investments related to:
Mutual funds	33,238,102
Sallie Mae Stock Fund	3,724,598
Common Stock/Preferred Stock	1,360,947
Corporate Bonds	34,323

$42,120,899

The Plan’s specific interest in the net assets of the Master Trust was approximately 2% and 1% at December 31, 2003 and December 31, 2002, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. In the event of Plan termination, Participants will become 100% vested in their accounts.

General Revenue Corporation

401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Related Party Transactions

At December 31, 2003, certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for Administrative services were $1,815 for the year ended December 31, 2003.

Among the assets in the Master Trust are investments in the Sallie Mae Stock Fund which is comprised principally of SLM Corporation stock. At December 31, 2003 and 2002 the amounts were 4,264 and 260 units, respectively, valued at $118,407 and $6,634, respectively. During 2003, 11,923 units in the amount of $335,077 were purchased and 7,919 units in the amount of $235,083 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

7. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 24, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Subsequent Events

Effective July 2004, the Plan will be amended and renamed the Sallie Mae DMO 401(k) Savings Plan. Employees of Student Assistance Corporation and Portfolio Management, a division of Sallie Mae, Inc., will transfer to the new Plan. The net assets of these participants at December 31, 2003 was $3,631,359.

Employees of Education Debt Services Inc., a division of Sallie Mae, Inc. transferred their assets held in the Sallie Mae 401(k) Savings Plan to the General Revenue Corporation 401(k) Savings Plan on January 30, 2004. The net assets transferred amounted to $2,185,265.

SUPPLEMENTAL SCHEDULE

General Revenue Corporation

401(k) and Profit Sharing Plan

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower of similar entity	Description of Investment	Cost**	Current Value
Participant Loans:
Plan participants*	Loans allowable under the plan instrument, collateralized by participant account balances, due in varying installments through 2008, with interest rates ranging from 4.00% to 10.00%		$79,730

*	Denotes party-in-interest
**	Not applicable

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL REVENUE CORPORATION 401(K) AND PROFIT SHARING PLAN

(Full title of the Plan)

Date: June 28, 2004	By:	/s/ C.E. Andrews
C.E. Andrews
Executive Vice President, Accounting and Risk Management

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33577) of SLM Corporation of our report dated June 24, 2004 relating to the financial statements of the General Revenue Corporation 401(k) Savings and Profit Sharing Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 24, 2004

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